Exhibit 99.2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

FOR THE SIX MONTHS ENDED JUNE 30, 2004 AND 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	Six months ended June 30,
	2004	2003
REVENUES:
Revenue from vessels	$149,385	$122,728
Commissions	(6,192)	(5,527)

Revenue from vessels, net	143,193	117,201

EXPENSES:
Voyage expenses	32,435	29,756
Vessel operating expenses	26,006	21,927
Depreciation	17,603	15,555
Amortization of deferred charges	4,787	4,033
Provision for doubtful receivables	244	—
Management fees	2,505	2,100
General and administrative expenses	1,278	834

Operating income	58,334	42,996

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(5,257)	(6,278)
Interest income	181	209
Foreign currency losses	(47)	(206)
Share of profits of joint-venture	—	664
Amortization of deferred gain on sale of vessels	1,584	—
Gain on sale of vessels	8,755	—
Other, net	—	(611)

Total other income (expenses), net	5,216	(6,222)

Net Income	$63,550	$36,774

Earnings per share, basic	$3.55	$2.15

Earnings per share, diluted	$3.54	$2.14

Weighted average number of shares, basic	17,893,298	17,119,850

Weighted average number of shares, diluted	17,955,188	17,153,885

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2004 and DECEMBER 31, 2003

(Expressed in thousands of U.S. Dollars - except per share data)

	June 30, 2004	December 31, 2003
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$94,699	86,813

Receivables-
Trade accounts receivable, net	11,998	13,401
Insurance claims	2,732	2,749
Due from related companies	5,465	3,836
Advances and other	7,946	5,586

	28,141	25,572

Financial instruments - Fair value	2,767	—
Inventories	3,611	3,381
Prepaid insurance and other	2,506	1,205

Total current assets	131,724	116,971

FIXED ASSETS:
Advances for vessels under construction	81,375	33,420

Vessels	848,948	800,870
Accumulated depreciation	(163,286)	(146,208)

Vessels’ Net Book Value	685,662	654,662

Total fixed assets	767,037	688,082

DEFERRED CHARGES, net	17,930	20,454

Total assets	$916,691	825,507

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt	$44,753	41,602
Accounts payable-
Trade	16,573	15,609
Due to related companies	157	3,326
Other	1,715	1,825

	18,445	20,760

Accrued liabilities	8,768	6,112
Accrued bank interest	2,984	2,276
Financial instruments - Fair value	2,699	5,097
Unearned revenue	2,683	3,611
Deferred income, current portion	4,005	4,005

Total current liabilities	84,337	83,463

LONG-TERM DEBT, net of current portion	363,644	411,018

DEFERRED INCOME, net of current portion	14,457	16,457

STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value;40,000,000 shares authorized at June 30, 2004 and December 31, 2003 ; 20,132,006 and 17,151,623 issued and outstanding at June 30, 2004 and December 31, 2003, respectively.	20,132	17,152
Additional paid-in capital	282,079	203,631
Other comprehensive income/(loss)	1,906	(1,431)
Retained earnings	150,136	95,217

Total stockholders’ equity	454,253	314,569

Total liabilities and stockholders’ equity	$916,691	825,507

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

FOR THE SIX MONTHS AND THREE MONTHS ENDED JUNE 30, 2004 AND 2003

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,		Three months ended June 30,
	2004	2003	2004	2003
Cash Flows from Operating Activities:
Net income	$63,550	$36,774	$30,161	$18,699
Adjustments to reconcile net income to net cash provided by operating activities:
Gain on sale of vessels	(8,755)	—	(8,755)	—
Depreciation	17,603	15,555	8,911	8,116
Amortization of deferred dry-docking costs	4,787	4,033	2,413	2,290
Amortization of loan fees	193	183	103	102
Amortization of deferred income	(2,000)	(419)	(994)	(209)
Change in fair value of financial instruments	(1,828)	(2,255)	(664)	(737)
Share of profits of joint venture	—	(664)	—	(300)
Payments for dry-docking	(2,616)	(6,801)	(2,220)	(1,908)
(Increase) Decrease in:
Receivables	(2,569)	(3,156)	(4,765)	3,038
Inventories	(230)	(2,085)	342	876
Prepayments and other	(1,301)	(215)	114	(372)
Increase (Decrease) in:
Accounts payable	(2,315)	2,262	(1,691)	(4,653)
Accrued liabilities	3,364	3,000	1,804	3,696
Unearned revenue	(928)	1,493	(1,359)	1,270

Net Cash from Operating Activities	66,954	47,705	23,400	29,908

Cash Flows from Investing Activities:
Advances for vessels under construction	(56,038)	(11,005)	(21,522)	(7,297)
Vessel acquisitions and/or improvements	(70,344)	(118,212)	(21,061)	(28,484)
Payments for investment in joint venture	—	(17)	—	(4)
Proceeds from sale of vessels	38,907	—	38,907	—
Restricted cash for performance guarantee	—	3,200	—	3,200

Net Cash used in Investing Activities	(87,475)	(126,034)	(3,676)	(32,585)

Cash Flows from Financing Activities:
Proceeds from long-term debt	40,000	108,360	—	26,000
Exercise of stock options	1,228	2,844	0	2,844
Financing costs	(169)	(604)	(0)	(80)
Payments of long-term debt	(84,222)	(13,356)	(76,085)	(10,882)
Repurchase and cancellation of common stock	—	(646)	—	(282)
Proceeds from public offering, net of related costs	80,200	—	80,200	—
Cash dividend	(8,631)	(3,456)	(8,631)	(3,456)

Net Cash from/(used in) Financing Activities	28,406	93,142	(4,516)	14,144

Net increase in cash and cash equivalents	7,886	14,813	15,208	11,467
Cash and cash equivalents at beginning of period	86,813	39,674	79,491	43,020

Cash and cash equivalents at end of period	$94,699	$54,487	$94,699	$54,487

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND SIX MONTHS ENDED JUNE 30, 2004

(Expressed in thousands of U.S. Dollars - except per share data)

		Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stock- Holders’ Equity
BALANCE, January 1, 2001			$9,629	$108,603	$52,836	$—	171,068
Net income		3,894			3,894		3,894
-	Issuance of common stock		7,350	102,900			110,250
-	Expenses related to the issuance of common stock			(9,868)			(9,868)
-	Issuance of common stock on acquisition of shares in LauriTen Ltd.		217	3,033			3,250
-	Repurchase and cancellation of common stock ( 172,800 shares)		(173)	(1,806)			(1,979)
-	Cash dividends declared and paid ($0.50 per share)				(8,542)		(8,542)
-	Fair value of financial instruments	(629)				(629)	(629)

Comprehensive income		$3,265

BALANCE, December 31, 2002			$17,023	$202,862	$48,188	$(629)	$267,444

Net income		59,052			59,052		59,052
-	Exercise of stock options		269	2,421			2,690
-	Repurchase and cancellation of common stock ( 140,100 shares)		(140)	(1,652)			(1,792)
-	Cash dividends declared and paid ($ 0.70 per share)				(12,023)		(12,023)
-	Fair value of financial instruments	(802)				(802)	(802)

Comprehensive income		$58,250

BALANCE, December 31, 2003			$17,152	$203,631	$95,217	$(1,431)	$314,569

Net income		63,550	—	—	63,550		63,550
-	Issuance of common stock		2,875	78,143			81,018
-	Expenses related to the issuance of common stock			(818)			(818)
-	Exercise of stock options		105	1,123			1,228
-	Cash dividends declared and paid ($0.50 per share)				(8,631)		(8,631)
-	Fair value of financial instruments	3,337				3,337	3,337

Comprehensive income		$66,887

BALANCE, June 30, 2004			$20,132	282,079	150,136	1,906	454,253